Filed by CVS Health Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

Commission File No.: 001-16095

Date: December 7, 2017

The following is a transcript of a video recorded at a Town Hall meeting held on December 5, 2017, which video was subsequently made available to employees of CVS Health Corporation on December 7, 2017:

CVS SPECIAL TOWN HALL

Moderator: Larry Merlo

December 5, 2017

2:30 pm CT

Larry Merlo:	Good afternoon, everyone. Welcome to a very special town hall meeting, and I’m sure you all know why, you know, we called this meeting based on - I think when we were here for the November town hall meeting, there were a lot of rumors out in the marketplace and we have talked about, you know, our strategy and, you know, the reality of always talking about what things might we be able to explore, acknowledging that very few of those ever come to fruition. Well, this is one that did.

And you know, you saw the announcements - oh, wait I’m sorry, hold on. You know what, the attorneys are going to say, “Larry, you have to read this.” Tom Moriarty, respectfully, I don’t have - I can’t read this. So let’s go to the next slide. Oh, hold on, we got a second one and we got a third one. Oh my God, guess what - you know what, Tom is going to say, “Larry, this is what we call job security.” Okay. Okay, there we go. Okay.

So you saw the announcements, you know, coming out the last two days. Obviously, you know, there have been a lot of rumors and, listen, we apologize, we have no idea how those rumors got out in the marketplace. And I’m sure that, you know, family, friends - you know, many of you were probably getting questions and I know it’s awkward, you know, when you can’t answer that or you don’t have the information, you know, to even attempt to answer that. And you know, all I can say is it is what it is, and we wish it hadn’t happened that way, but, you know, it did.

And, now, we can talk about it because we’re done. And you know, you think about our journey, you know, as we become - you see on the title slide, “An Integrated Healthcare Company.” And you know, for those that have been around for many years, we’ve done a lot of acquisitions, a lot on the retail side over the last probably 20 years.

But, in 2007, when CVS and Caremark came together, that was really, you know, our first step in terms of being more than, you know, a pharmacy retailer, and getting deeper into healthcare. And you know, that was followed by a series of, you know, acquisitions that were more healthcare-directed, whether it was, you know, acquiring the Medicare business from Universal American or Coram or, you know, some acquisitions that strengthened our, you know, capabilities in specialty and then Omnicare.

And you know, I think all of us remember it was February 2014 and there had a been a lot of discussions that as we, you know, were getting closer to becoming more of a healthcare company, and as we talked about potential partnerships and joint ventures with whether it was a health plan or health system, you know, the tobacco issue always came up.

And as a leadership team, you know, for years, we had always challenged that question on the retail side of our business where we are a convenient store that had a pharmacy on the back, or where we are a pharmacy that had a convenience offering. And where we’re working to expand, you know, that pharmacy experience is at the front of store.

And while it appeared to be a very difficult decision at that time because it represented $2 billion, you know, in sales, ultimately, it became an easy decision and the right decision for our company as we continue, you know, on our journey of transitioning from CVS Caremark to CVS Health, and creating that new purpose that guides all of us in terms of helping people, you know, on their path to better health.

And a lot of that was, you know, culminated again with the announcement, you know, of taking that one step further in terms of broadening, you know, the base of services that we can help our clients, their members, our customers, and that’s, you know, the acquisition of Aetna.

So, you know, you think about the strategic rationale for this combination and I want to start by acknowledging that I think as most of you know, we’ve had a relationship with Aetna that dates back to 2010. And you know, I would say that in the early years, that relationship was more of a supplier relationship of us, you know, to Aetna.

But, you know, based on the work of many of you in this room and, you know, that work being led by James Margiotta who’s been responsible for the Aetna business, you know, since we started back in 2010, you know, and there were challenges along the way. But, you know, James and his team and, you know, certainly, Steve Gold, and the IT team played a critical role in solving problems, that relationship begun to move to more of a partnership versus simply a supporter relationship.

And I could remember having dinner with Mark Bertolini a couple of years ago at a restaurant in Hartford called Peppercorn’s. Some of you - Angela is laughing at the back of the room. I can - and we were talking about how we could strengthen, you know, what was becoming a deeper partnership. And I was talking to Mark about, you know, things that we could do which he was very excited about.

And I said, “Mark, here’s the challenge around that. We’re going to incur the costs, you know, of whatever it was that we were talking about, and the value that we created is all going to accrue to you.” And I could remember his reaction to me was, “What’s the problem with that?” Okay and, you know - so, obviously, the conversations continued.

And you know, I think that there are some similarities to what we experienced with CVS and Caremark coming together. There is more that we can do, you know, as one company because we can create aligned incentives across the entire enterprise. And we’ll always be able to do more together as one than we could ever do in some type of partner or joint venture.

So when you think about, you know, the rationale for this combination and, you know, I’m sure you read some of the articles that came out Sunday and yesterday. And you know, we talked about the opportunity to create a new healthcare platform and one that meets an unmet need as, you know, healthcare shifts more to the consumer, and the consumer taking on more responsibility and accountability.

But the decision-making tools with which, you know, they make those decisions, they are lagging behind. And how this combination can close back that gap, you know, using the information and the power of data and analytics in the Aetna business and combining that with the convenience and the human touch, you know, of CVS.

And you know, the example that I like to use is, you know, you’ve heard us talked about the fact that about half of all Americans suffer from one or more chronic diseases. Those diseases account for about 80% of all healthcare costs today.

So we probably all know someone who, you know, suffers from diabetes. They probably visit their doctors three or four times a year. They leave their doctor’s office with a care plan, okay. But in between those doctor visits, the physician does not know, you know, how adherent they are to that care plan. And probably, that care plan includes medication. It probably includes diet, exercise, you know, some other elements because we know the comorbidities that are associated with diabetes.

So, now, think about a world, okay, where, you know, that person, because they visit their pharmacy probably about every other week, and in addition to the role of the pharmacist or the nurse practitioner, or the services that perhaps are expanded through MinuteClinic, or the ability to, you know, access a nutritionist, you know, think about the role that we can play in terms of helping that patient be adherent to their care plan and we a complement to the doctor’s orders, if you will.

Because, today, we know there are billions of dollars in those chronic diseases that are avoidable because people are not following those care plans. That’s what this transaction, you know, is all about. You know, that’s the opportunity that is created. And you heard us use the term yesterday, “a new front door to healthcare,” you know, in thousands of communities all across the country. So that’s the opportunity that we have together.

And I would like to take a minute to thank - you know, I know there were countless numbers of individuals that worked on this, you know, especially in the strategy areas, you know, the legal areas, the finance areas. And you know, there were countless hours especially over the last couple of weeks, but, you know, this really started several months ago. So why don’t we give all of those folks a big round of applause.

So this becomes our new fun slide, okay. Everybody remembers that slide that was - you know, it was red and it had a half circle. And you know, this now speaks to all of the capabilities that we have with the Aetna business now becoming part of CVS Health. And you know, the fact that you heard us again talk a lot yesterday about this strategy with these two companies coming together, this is a growth. This is an opportunity, you know, story. It’s not a contraction story.

And you think about the fact that, you know, we can now fill up that circle. Those are all new businesses that CVS Health does and operate in today. So we expect that we will, you know, operate the Aetna business as a separate business unit, much like we do, you know, with CVS Pharmacy and Caremark today. But, you know, to leverage the strength of all those businesses, to think enterprise as we have described and, you know, we able to take that thought process to bring products and services that will be innovative, and in some respects, you know, disruptive into the marketplace.

So I know one of the questions - you know, yesterday we had an opportunity to do a town hall meeting in Hartford and you know, like we do here, pipe it up in TV Land to their other facilities. And you know, similar to what we do, Aetna has a distributed workforce. They have a big presence in Hartford, but they also have a big presence in Scottsdale, and Columbus, Ohio, and Jacksonville, Florida, and you know, I’m missing a couple other places around that.

So, obviously, one of the questions is, “Well, what does this mean for me? Is there going to be a lot of job loss?” and things of that nature. And you know, the reality is the fact that we’re bringing new businesses to CVS Health, you know, we need the folks that are running those businesses today to continue, you know, to run those businesses as part of CVS Health. And you know, even in some of the shared service areas as being part of a bigger company, we may have to grow, you know, those areas in some respects.

So I think this becomes a great people story because we have worked hard over the last several years to do a better job of, you know, moving individuals from a learning point of view across businesses. So if you grew up in the CVS Pharmacy business and moved over to Caremark, and vice versa, or some of the other business, or even across shared service organizations, it’s a great experience, you know, for individuals to expand your breadth of capabilities and the leadership that you provide. So there’s going to be an even bigger opportunity to do that, you know, as part of these two companies coming together.

You know, the response, I would say, that we’re pretty pleased with, you know, with what the response has been in the public domain - there’s a lot of questions and I’m sure you have questions. Well, that’s why we want to leave more time for Q&A today. But, you know, I’ll ask Dave a little later to talk about, you know, the investor response, the regulatory response.

But, you know, you saw some of the headlines that were showing up in the papers. And you know, I think the good news is everybody understands that, you know, the healthcare system has gotten too complex for people to use.

So the fact that we’re sitting here saying, “This combination, you know, gives us the opportunity through this new healthcare platform, you know, to make it easier to use and navigate, and more affordable, less expensive,” you know, that’s getting a lot of traction and a lot of play, okay. And very quickly people are going to be asking how this all has come to life.

So I think we’ve got a clip - no? No clip? Is there - there is a clip, okay.

((RECORDING BEGINS))

Becky Quick:	When you look at this deal and when you listen to what they say about it, it’s really where everyone wants healthcare to go, more integrated coverage, more coordination, getting more of the excess cost out of there.

And for CVS and Aetna together, they worked together as customer and supplier before. Now, they work together as one company and they can help integrate that. The idea is they can really leverage their strength and really provide more value to the people who are paying for their coverage. Listen to what Mark Bertolini says about using the stores now as a real point of care.

Larry Merlo:	I agree.

Mark Bertolini:	Think of an idea where we have 10,000 new front doors to the healthcare system, where people can walk in, where they can ask for some help, get guidance for the system, we can make the insurance the backroom of the operation. We can waive prior authorizations. We can waive co-pays. People use the system in a way that’s more effective so we can reduce cost. So it’s simpler. It’s customized for the individual based on what they need and it’s cheaper.

Larry Merlo:	The healthcare economy is now, what, $3.5 trillion and continuing to grow at, you know, what everyone recognizes as an unsustainable pace. And you know, we think we have the opportunity here to begin to bend that cost curve, and at the same time help people achieve their best health.

You look at chronic disease in this country today, about half of all Americans have at least of those chronic diseases. It’s accounting for 80% of the healthcare costs.

Becky Quick:	That stunned me when I heard those numbers, 80% of the cost.

Larry Merlo:	And there’s billions of dollars every year on, you know, unnecessary and avoidable spending because people are not following those care plans. We can make a dramatic improvement in terms of, you know, getting people back on a path to better health.

((RECORDING ENDS))

Larry Merlo:	So let me just wrap up with, you know, guiding principles because, first of all, you have my commitment that, you know, we will communicate frequently, as often, because, you know, I think one of the mistakes that oftentimes, you know, that gets made is - you know, obviously, the Aetna folks, “You know, what does it mean to be part of CVS Health? And you know, what is this new company?” You know, I’ll talk about culture in a minute.

But, you know, that same level of communication is just important for, you know, our current CVS Health colleagues because you have, you know, some of the same questions, “You know, how will the company change as a result?” Okay.

And so trust me when I tell you that we probably, at this point, now that we’ve gotten to this finish line, now we begin the integration phase, you know, and we have more questions and we have answers, you know, as we begin to move into that process. And you have my commitment that, you know, as those key questions get answered, we’ll make sure that, you know, we’re communicating that with you.

It’s critically important that, you know, we stay focused on running the business. You know, we’ve got - if you think back to the November town hall, Dave and John talked about, you know, some of the plans and goals for 2018, okay. It will be critically important as it is, you know, every year that we achieve those business goals.

I mentioned that, you know, we’ll begin very quickly to start the integration planning process and I’m sure that we will ask some of you to, you know, participate in that process. And if we do, I know we can count on you. At the same time, if we’re communicating well, okay, then, you know, we don’t want you to be left out or feel left out, if you’re not tapped on the shoulder to help with some aspects. So you managing, you know, the current core businesses is just as important as the folks that maybe, you know, working on integration planning.

I talked about, you know, the communications piece. And one of the things that Mark and I talked a lot about - and you see this “culture trumps strategy.” I think what’s unique about these two companies coming together, the fact that we’ve had, you know, a business relationship now for almost eight years is we’ve had a chance to work together. So we understand the values that exist, you know, at Aetna. They understand the values that exist at CVS from, you know, our interactions with one another.

And you know, that’s why I wanted to acknowledge James and Steve because, you know, they really put the face of CVS to the Aetna team. And that was critical, you know, as part of these two companies coming together because we can have the best strategy in the world, you know, if we can’t bring it to life, if we can’t execute it and implement it, then, you know, it’s a great plan for none. And you know, culture plays an important role in executing that strategy.

So with that, next steps, we will have to go out and ask our respective shareholders to approve this transaction, and you know, we will do that sometime - probably in late first quarter. Regulatory reviews - and I’m going to ask Tom to, you know, comment on that in just a bit because the fact that it is a health insurance company, the approval process is a little different, you know, than what we’ve been accustomed to.

And at this point, we expect that, you know, these two companies will come together as one in the second half of 2018.

So with that, Tom, maybe I’ll ask you to, you know, start there and talk a little bit about the regulatory process. And I think - do we have instructions on how to bring the questions? There we go. Go ahead.

Thomas Moriarty:	Okay, well, good afternoon, everybody. So as Larry mentioned, there’s going to be two-pronged process we have to go through.

First, the federal level, and it will be with the Department of Justice to review, at the federal level, the antitrust rules around whether this transaction should happen or not. We’ve done, obviously, an awful lot of work around that and feel confident that we will get through that process. It would be lengthy. This is a very large merger. We’ll gather a lot of attention, but we ultimately will get it through.

At the state level, we’ll probably work anywhere from 29-plus states at the State Department of Insurance levels to get the insurance permits issued for the combination and that relates to Aetna’s insurance business that we’re taking over. And that will be a lengthy process. It can take anywhere from six to eight months, maybe a little bit longer, working through each one of these states. But, again, we have a strong playbook for each of the states to get through and we anticipate it being done by, as Larry said, third quarter of next year.

So we’ll need a lot of people’s help around this. And what they all say because I know it will a question, there’s some question as to why this deal is different than the AT&T transaction. I’m sure that’s in a lot of people’s minds. First off, we have better lawyers. But, seriously, secondly...

Larry Merlo:	That’s why we have four pages at the beginning of that slide now so...

Thomas Moriarty:	But, secondly, if you look, there is some history in terms of AT&T in the communication area. If you go back to the Comcast-NBC merger, it was highly contested merger, a lot of restrictions placed on that combination in terms of what they could and couldn’t do going forward. Those are exactly the sorts of things that AT&T is dealing with in the Time Warner deal.

We don’t have those issues and the little overlap that we have is maybe in Part D. It’s very addressable if we have to do it and very solvable. So it is a distinct transaction from that.

Larry Merlo:	Good. Thanks, Tom. Maybe give the mic to Dave because there was a question, Dave, up here that, you know - and I’ll paraphrase it a little bit. But, you know, I talked about how there was a positive response, okay, largely in the public space, in the investor space, and you know, folks - or stock price dropped yesterday. Okay, so, you know, what questions are the investors asking? And you know, why didn’t we see the stock price go up if they think it’s a positive?

Dave Denton:	Okay, thank you. One thing Larry didn’t talk about was really the transaction itself. We’re purchasing Aetna for about $69 billion. We’re also assuming their debt which is a little over $8 billion. So we’ll have, at the end of the day, a transaction from enterprise value of about $77 billion, which is a fairly significant multiple on there just being base of earnings. So it will be up about 20 times - well over 20 times actually.

So I think the market is reacting a little bit to that. But at the same, though, if you look at where we are today and the amount of the time that we have to close, it’s about a year. So there’s some concern in the market, both built into their stock and built into our stock, around how are we going to perform between now and if the deal actually is going to get approved at the end of the day. And what’s going to happen in between now and then?

I will say we spent quite a bit of time on the phone with both our shareholders and their shareholders because there is a fairly sizeable overlap between the two companies on who owns each one of us. I would say, largely, the feedback has been pretty positive.

I think if you listened to the Aetna shareholders, I’ll say if there’s a complaint, their complaint is, “You didn’t get enough for the shares at $207 a share. You didn’t get enough because there’s this big thing called tax reform coming.

And tax reform will be a big benefit to you, so therefore you should hold on and get more.”

On our side, at the same token, they are saying, “You’re already pretty levered up from a capital structure perspective. You’re going to a ZIP code that we’ve never seen before. At 4.6 times, we’re going to issue about $45 billion in debt in probably the next three months, so we’re going to be very significantly levered until this transaction is closed.” And so I think there were some worries, “Are you constrained by that debt load on your balance sheet?”

I would say if you look at it, look at the projections of our business model together, we delivered, generated a ton of cash pretty quickly, so we should get back down within the next several years into a reasonable zone for us. So we won’t be able to constrain ourselves to investment in additional businesses going forward.

But I will say in the first couple of years, we’ll have to kind of stick to our knitting and make sure that we’re investing appropriately and really manage ourselves from a capital perspective to, I’ll say, conserve as much cash as possible, to be able to pay down our debt, to get it back to a level that we can begin to invest more robustly in our business going forward. So, Larry...

Larry Merlo:	Maybe just stay because there’s another question in here that, you know, speaks to the synergies. And I think that, you know, folks are familiar that many of the acquisitions we’ve done over the years would fall into that bucket of horizontal synergies where it’s like business buying like business.

And in doing that, you know, there’s a synergy that is created by, you know, taking two business functions and combining them into one that, you know, oftentimes results in job loss. And I think as I mentioned earlier, the fact that this is a vertical integration, you know, this is growth story, not a people-based contraction story. So the question, Dave, is more around, you know, folks heard $750 million in synergies in the second full year, you know, where did those come from?

Dave Denton:	Yes. Let me just also step back, too. We think of synergies really in two buckets. As Larry said, within the next two years post close, we see line of sight to that $750 million in synergies. While that’s a large amount of money, that’s not really that significant compared to the size and breadth of the combined companies because it will be roughly $225 billion in revenue and generate about almost - between $18 billion and $19 billion annually in EBITDA. So the scale of our business will be substantial.

Secondly, if you think out four, five, six years from now, we believe there’d be significant synergies as we build capabilities to either bend the cost curve from a medical cost management perspective, or actually invest in programs. And as we reduce medical cost, we actually can invest that cost back in the premium, therefore capturing additional share going forward. So, again, we’d be able to grow into the space. So there are significant synergies out there.

In the short term, the $750 million in synergies, we look at them in two areas. One, because we know Aetna pretty well and how we put the PBM business together with them, there’s some overlap in those areas, but we think there’s efficiencies that come to the system, number one.

Number two, just aligning our formularies across our business and their business generates a significant amount of value, large opportunity to harvest synergies from that perspective. And certainly, there is some redundant functions that we’ll have across the enterprise, relatively small in comparison to the total amount of synergies.

So, again, I think this is - to Larry’s point, this story is all going to be about growth over time. Obviously, we’re going to rationalize where we need to, but this is about growing and we have a really large opportunity to grow into the space in a meaningful way in the next several years.

Larry Merlo:	Thanks, Dave. And you know, to that last point, again, you know, I keep going back because as you would expect, I thought a lot about this. You know, when CVS and Caremark came together, the learnings, you know, that we had from that, okay - and by the way, the things that, you know, we would do different, okay, if, you know, we were starting over again.

And if you look at what transpired, you know, and think of a product like Maintenance Choice or, you know, some of the other services and products that we have out in the marketplace that, you know, we had some early adopters. And then, you know, as folks saw the success of those services and products out in the marketplace, then all of a sudden we saw a bolus of sales list.

And it just, you know, speaks exactly to what Dave said, “All of a sudden, you know, that will start going in the right direction and it just keeps turning and turning and turning.” And that will be the goal that we have here, okay, that, you know, we’ll have to get some wins. Okay, we’ll get it out in the marketplace, and then, you know, we’ll begin to see revenue accelerate.

Here is a question. How did the - I mentioned that we did a town hall meeting in Hartford yesterday, how did that go? How were their employees reacting to the news? I thought we had a great town hall meeting. Okay. What do you think their first question was?

Woman:	Discount.

Larry Merlo:	You’re right. That was, “Do we get a discount at CVS?” So I asked the crowd, I said, “My answer to that question is going to depend on how many people here have an ExtraCare card.” The good news was almost the whole room raised their hands. So my sense is they ask great questions. There was a lot of energy.

You know, the Aetna team estimated that they had approximately 20,000 people because, you know, same thing we do here it wasn’t just the folks in Hartford, but it was the folks out there in their other sites. And you know, there were questions coming live, coming, you know, on the screens. And there was a lot of—as I mentioned, a lot of energy.

You know, there are several questions up here that center around—which are, you know, great questions. How would this acquisition affect CVS Health’s relationship with other health plans? And you know, it rattles off WellCare, Centene, FBP, you know, Anthem, okay, and there’s a bunch of questions that, you know, list even more.

You know, first of all, I think the Caremark sales team did a great job over the last couple of days in terms of proactively reaching out to our clients, especially our health plan clients, you know, to separate fact from fiction about the news. And I think one of the important points that we really want to emphasize to everyone is, yes, we want to build this new healthcare platform, okay. But in doing so, you know, we’re going to want to make elements of that platform available to our other partners, to our other clients.

And I think what is so unique about this opportunity is in building something that customers want to use, then, you know, think about how difficult it would be, you know, for one of our clients to not see us as a competitor, but to see us as partner, much like they do today with SilverScript.

You know, you’ve heard several of us talk about the fact that the Med D team has done a great job. Eighty-three percent of our, you know, members are in a four star plus plan. And by the way, SilverScript is, you know, right at the top. And at the same time, we’re managing, you know, the Med D product for I think 43 different health plans. And we can demonstrate for them because of our engagement in the services and the quality that we offer. You know, your plan is growing faster than the overall marketplace.

The same opportunity, you know, presents itself here. And that’s what we’re going to be working very hard, you know, in the coming next couple of years, you know, to demonstrate that value because in this—and it’s not just our industry, across many industries, you’re seeing the lines blurring between, you know, being competitors and at the same time partners.

And you know, you heard it in the CNBC clip, the healthcare marketplace is $3.6 trillion dollars, so there is the opportunity to have, you know, more than one successful model. Okay, you know, so enough said on that.

I’m going to ask Lisa to have this question and I’m going to go ahead, Lisa, read it, okay. “Will we realize the firsthand benefit of the Aetna acquisition via lower cost employee health plan offerings next year? And will CVS consider Aetna as its primary insurance provider?”

Lisa Bisaccia:	Good afternoon. So this deal probably won’t close, as Larry said, till Q4. So our arrangement through the annual enrolment in June of 2018 will be, you know, the path that we’ve been on for some time. And for many of us, that does include Aetna as their carrier. As you know, most of us in Rhode Island,

I think, are covered by United. But across the country, Aetna has a lot of our employees.

I think one of the exciting things and I’m look forward to with Candace Jodice and her team is through these two companies coming together, what can we do to really have employee benefits that fit various objectives?

One, to make sure that we have employee benefits that provide enough choice for all the various needs of our colleagues. I have a certain set of benefits needs. You have a set of benefits needs. They aren’t the same. What can we do to make sure that our benefits offerings meet the needs of all of our employees whatever they might be?

Two, what can we do to come up with innovative offerings that allow us to take advantage of what our companies have to offer to make sure that people can really get the care they need at the lowest possible cost?

So one example of what we’ve done here with that is our Preventive Generics Program where perhaps you didn’t realize 55% of all the scripts that our colleagues fill are actually at no cost to the colleague. The company picks it up because we were able to take advantage of some IRS regulations, our formulary, and the advantage of our High Deductible Health Plan enterprise make that happen. What can Aetna do on the medical benefit side that we could offer to our colleagues like that?

And then I think the third objective I think about it because Aetna, like us, has a focus on preventive health and consumer health, how do you prevent little conditions from becoming big catastrophic conditions? What can we do on the preventive side, on the health maintenance side, on the wellness side, so that people really feel that we’re thinking about their health before it becomes a crisis situation?

And what can we do for wellbeing and those kinds of benefits so that colleagues feel that we offer programs that enable us to think about our health in a preventive way, so that we’re able to avoid the really difficult situations where our choices are narrowed?

So it’s an exciting time for those of us who like to do benefit design and we work in a company where we have that as a real skill set, and we are now merging with a company that also offers that as a skill set. So I think we have the opportunity to really advance our benefits in a way that we can be proud of as an organization and maybe even serve as a role model to our collective clients.

Larry Merlo:	Great. Thanks, Lisa. Let me—we have mics around the room, let me take a minute and see if there’s any questions for anyone out here. Raise your hand, we will find you. Over here, right in the middle.

Man:	Good afternoon, Larry. Some of us who have been around a while remember that were CVS stores that didn’t have pharmacies in them, and I’m wondering if after this combination goes through whether we’ll experiment with different types of format to try and have health delivery platforms that are a little bit different.

Larry Merlo:	Yes, it’s an interesting question. And you know, I think if you go back, you heard Helena, you know, talked about some of the things that retail organization has been piloting with some pretty good success. And what we’re talking about today, we’re going to be able to, you know, add some additional service offerings to those pilots. So I think we’re all excited about, you know, the opportunity to get those up and running.

I’m not sure that, you know, it would include not having a pharmacy. One of the things that—you know, yesterday, as we were doing investor call that Dave alluded to, you know, one of the investors was pushing Mark Bertolini in terms of, “Well, why didn’t you just go out and do this yourself?” And his answer was, “What do you want me to do, build an Aetna store? Like, why would anyone want to go there?” Okay.

And you think about it, it comes back to, you know, what heard earlier, the fact that what we can create here is meeting people where they are. Okay. And you know, these service offerings, in addition to the products that we offer, you know, becoming part of their daily lives, okay, and their normal routines.

And if you said, “Larry, what gives you the confidence in that?” You know, I would sit here and say what we’ve learned from Maintenance Choice because for many of you—you know, the pharmacy industry has been talking about medication therapy management for the last 25 years, but no one has been able to figure out how to execute it.

And Pharmacy Advisor created a product, enabled by technology to be built into the prescription filling process. And what we found, what we learned from that is the ability to take that as an outcome, as part of the patient engaging with the pharmacist or simply picking up their prescription, you know, produced a very tangible benefit that, in this case, either improved medication adherence or closed the gap in care.

And I think that’s what gives us the confidence that we can replicate that thought process time after time after time in terms of meeting people, where they are, as part of their daily lives and routines out in the community.

You know, somebody made a comment to me several months ago that, you know, the healthcare system was designed for the professionals that work within it, not for the people who use it. And if you stop and think about that, that’s the unmet need that we’re talking about. We’re talking about changing that paradigm.

Any other questions? Well, raise your hand, we’ll find you because there are still plenty of questions here. Okay, this one is flashing in red. It says, “Lots of questions on this, when will Aetna change its name?” Okay.

And you know, as part of our agreement, we have committed to, you know, keep the Aetna name for at least five years. And I would say at this point in time, you know, I doubt that we will change the name. And if you think about, you know, some of the other things that we have done, I think that was the beauty of, you know, the name change to CVS Health.

And, now, there’s a family of brands, you know, that operate under the CVS Health umbrella, you know, whether it’s, obviously, CVS Pharmacy, Caremark, Omnicare. You know what they are. And I see Aetna playing a role in that.

This question came up all day for the last two days. I was getting a little irritated to answer it—answering it, I have to admit. “Is the Aetna acquisition a defensive move to counter the Amazon threat?” okay, you see, you detected my cynicism with that. Okay. And the answer was no. Okay, all right.

But, you know, I think we’ve talked about why. Okay, this is about bending the cost curve and the trajectory that healthcare is going, and the same time helping achieve their best health, okay, and you know, meeting that unmet in the marketplace. That’s what this is about.

And I know as Mark and I have spent a lot of time, you know, together over the last couple of months, Mark made a comment to me because we were talking about this and he said, “Larry, you know, I’ve heard people speak about the fact that, you know, companies that focus more on their competitors than, you know, focusing on their customers and listening to them and understanding, you know, what they don’t like, what they may be frustrated with, and bringing solutions to that, you know, those are companies that win, not the companies that are focused on, you know, their competitors.” And I think that what we’re talking about today is a great example, okay, of where our focus is.

Here’s a question, you know, “Are there plans to move the Aetna headquarters to New York City? Are those still in the works?” And there was some press on that, you know, a few weeks back. And, listen, we’ve talked about that.

Our corporate headquarters are here in Rhode Island. You know, we operate a distributed workforce with Centers of Excellence, as I mentioned earlier. And you know, I believe that they are having success in New York City as a Center of Excellence for, you know, certain business functions within Aetna and I would expect that, you know, we will continue that as another Center of Excellence.

Here’s a good question, “How does this acquisition impact CVS’ ability to accomplish strategic mergers and acquisitions in the future?” Well, I think I’ll go back to, you know, one of Dave’s comments, “You know, with this acquisition, we’ve kind of spent most of our money right now so, you know - and by the way, we’re going to have an awful lot of work ahead of us, okay, that, you know, I don’t know that we want to even think about another acquisition, okay.”

And - but I do believe that over time, this new combination, you know, it opens up the door to additional acquisitions in perhaps other areas that, you know, as CVS Health as its designed today, you know, it may not make sense today. But, you know, as part of this new entity, with that fun slide now becoming a circle, you know, may present new and greater opportunities for us in the future. So I really see this, you know, combination as being a platform for growth for the next five, seven, eight, hopefully 10 years.

Here’s a question, “Larry, can you speak more about, you know, what you’ve observed in their culture?” You know, it’s interesting. I would say that there is a tremendous amount of pride in terms of, you know, the work that people do. You know, they are very focused. My sense is that, you know, they respond to challenges or problems in the business with a sense of urgency. And you know, they have a focus on the customer.

So, you know, if you look at their values, it’s interesting. They have four values. Two of those values are the same - two of the same ones we have around, you know, caring and integrity. And the other two, you know, while their title different things, they parallel very much, you know, our values. So, you know, they do take a lot of pride in being socially responsible and community-minded. I would say, you know, they share that factor that it is important to give back to the communities in which we live and serve.

So, you know, listen, I’m sure we’ll - you know, as we work more closely together, we’ll find, you know, some differences. But, you know, I feel very good that we have a common denominator in terms of the place that we’re starting from.

I’m going to flip this one back to Dave, “Dave, was tax reform a factor in the decision to move ahead with this transaction?”

Dave Denton:	No, it really wasn’t a factor. I will say, though, it is a big opportunity for us. I mean, as we sit here today, we were at almost at 40% tax rate. Actually, Aetna is a little higher because they pay some premium taxes, so I think their tax rate is around 44% or 45% at this point in time.

I will say that if you look at tax reform, probably a bigger benefit to CVS Health than it is to Aetna given the regulated entity that Aetna operates, so they won’t be able to take all of that tax reform savings to the bottom line. But it will if it does in fact happen. It will allow us to deliver even more rapidly, therefore freeing up additional capital for us to invest in other businesses going forward. So if it happens, it’s a really good thing for us.

Larry Merlo:	Thanks. Any questions, live questions? One up front.

Man:	Hello. Do you think you’ve learned anything in previous mergers and acquisitions that - or lessons that you plan to apply that?

Larry Merlo:	Yes, it’s a great question. And I think some of that goes back to some of the things that we talked about earlier that, you know, there’s never too much communication. And you know, lacking that communication - it’s human nature, okay, people filling in the blanks and they start filling in the blanks with a lot of misinformation or a lot of “what ifs.”

And I think that - you know, as I think back on past mergers and acquisitions, we thought we were communicating a lot and it still wasn’t enough to completely avoid that. So, you know, as I mentioned earlier, we’ll communicate early and often.

I think when we to talk about the cultural elements, I think some of this goes back to what Lisa had talked about. I think we waited - as CVS and Caremark came together, you know, we waited too long to harmonize the different programs that existed across the two companies. So, you know, it takes time to do that, but, you know, we need to do that more quickly than we did at Caremark. I think it took us, what, Lisa, five years? Almost five years to complete that task, that’s too long. So those are just a couple that comes top of mind, but, you know, a great question.

Here’s a good one, “What role will there be for our store pharmacists in this transaction?” Okay, you know, it’s a - you know, I hope the role of the pharmacist changes. Okay. And you know, if you think back to I think a couple of town hall meetings ago, I think both Tom and Helena had talked about, you know, the fact that the regulations that govern the practice of pharmacy have not kept up with the technological capabilities.

And there’s too much that pharmacists do with their hands that are administrative, and there’s a lot more that they should be doing, you know, utilizing their minds and practicing to the top of their license, okay, for what they’re educated and trained for.

So we have dedicated group that, you know, is going to state by state by state in terms of having those discussions and, you know, articulating the capabilities and the opportunities that we see. And you know, we’re trying to do that proactively, okay, before there is, you know, a major event that triggers a reaction.

And many of you have heard me use - back in 2009, you know, there were very few states that permitted pharmacists to provide immunizations, and 2009 was the H1N1 scare. And all of a sudden, pharmacists became the solution because they are out in the communities. They are the most accessible healthcare professional. And you know, that scare was held off because states, like dominos, change their brakes to provide you know, the capability for pharmacists to provide immunizations.

And, today, you know, I think I saw a stat recently about 25% of all of the common immunizations, so flu vaccine, Pneumovax, you know, probably the shingles vaccine are being done in pharmacies all across the country. So I just used that as one example and there are so much more that we can do.

Dave, this one is for you, “Can you explain how Aetna shareholders, you know, end up owning 20% of the combined company?”

Dave Denton:	Yes. So as part of the deal, Aetna shareholders will get some cash. And then for each share of Aetna’s stocks that they currently own, they will get 0.84 or roughly rounded shares of CVS stocks. So at the end of the day, they will own 22% of the company - of the combined company when it’s complete.

Larry Merlo:	And you know, related to that, there will be three of the Aetna board members that will join the CVS board of directors, one of those being, you know, Mark Bertolini who you saw in the video. Mark is currently the chairman and CEO.

And we talked about this at yesterday’s town hall meeting because, obviously, you know, his team was interested in what he was going to be doing. And you know, he said he was going to be Larry’s boss, okay. And I reminded everyone that, “Mark, you’re one of my 15 bosses because that’s how many folks we have on our board.”

You know, how are we addressing the concerns of those who might feel this transaction will negatively impact consumer choice? That’s a great question. And I would say the answer to this really goes back to, you know, what I had mentioned earlier that the opportunity for us to create something that, you know, customers want to use and value. You know, I think that becomes key in this.

And you know, there’s a story that we’ve shared and it goes back to, you know, what transpired over the last year in terms of CVS Pharmacy being restricted from, you know, some health plan networks. Okay. So one of those health plan CEOs was talking to Helena and I about MinuteClinic, loved MinuteClinic, okay, really wanted to, “You know, how can we work together with that program, okay, because I hear that all the time from my members, okay, that, you know, they love the access? And you know, what if we have a reduced co-pay, perhaps a zero co-pay?”

And the response to that was, “Well, let’s think about the patient experience because if they come in and have a MinuteClinic visit, let’s say they are coming in for some acute illness that requires a prescription, you know, how do you think that experience is going to change if they walk 30 feet to the pharmacy only to be told that, you know, you’ll have to pay cash for this prescription because your insurer doesn’t have CVS Pharmacy in the network?” Not a very good experience at that point.

So, you know, I think it’s an example that if we think about this the right way in terms of listening to the customers, in terms of what is that unmet need that they are looking for, bring a solution to that, then we won’t have to worry about, you know, limiting customer choice. We will have an offering that, you know, they will see as being preferred in the marketplace.

So maybe we have time for - there’s still a tremendous number of questions and they are all good questions. And as we’ve done it in all the town hall meetings, we’ll take these questions. We’ll put them on, you know, MyLife.

You know, a question, “What will happen to Aetna’s international business?” Because Aetna does have - you know, in comparison to their domestic business, a small international business. And you know, I’m going to spend time on Monday understanding, you know, what that is, okay. They have an office in London, okay. But they also have offices in places like Dubai, okay.

And you know, I think, in some respects, it’s much like we had talked about Brazil. They had begun to branch out in that direction and today it’s a very small portion of their business. But they feel, you know, that it has opportunities for growth in the future.

So with that, again, let me thank you for, you know, your time today. Thank you for everything you do, okay, that makes everything that we’ve talked about today possible. And let me also wish you and your families a very happy and healthy holiday season. Enjoy the time with family and friends. You know, get some rest and we’ll hit the ground running in 1st of the year. Thanks.

END

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), CVS Health and Aetna will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a CVS Health registration statement on Form S-4 that will include a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of CVS Health and shareholders of Aetna. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health will be available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“CVS Health’s Annual Report”), which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and its Current Report on Form 8-K, which was filed with the SEC on May 12, 2017. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“Aetna’s Annual Report”), which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and its Current Reports on Form 8-K, which were filed with the SEC on May 24, 2017 and October 2, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.